Exhibit 99.1

AuRico Gold Reports Third Quarter Financial Results and Ninth Consecutive Quarter of Record Gold Production as Young-Davidson Reports a 17% Decrease in Cash Costs

TORONTO, Nov. 6, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") reports financial results for the three and nine months ended September 30, 2014. The Company will host a conference call on Friday, November 7, 2014 beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in U.S. dollars, unless otherwise indicated.)

To view "Company Wide Quarterly Production Growth", please click:
http://files.newswire.ca/975/Q3FinancialResultsGraph.pdf

Financial Highlights

(in thousands, except per share amounts)	Quarter Ended Sept. 30, 2014	Quarter Ended Sept. 30, 2013	Nine Months Ended Sept. 30, 2014	Nine Months Ended Sept. 30, 2013
Revenue from mining operations	$73,505	$54,304	$219,988	$176,849
Adjusted net (loss) / earnings(1)	($5,585)	$816	($28,476)	$18,536
Adjusted net (loss) / earnings per share, basic(1)	($0.02)	$0.00	($0.11)	$0.07
Net (loss) / earnings	($15,722)	$14,859	($61,389)	($70,358)
Net (loss) / earnings per share, basic	($0.06)	$0.06	($0.25)	($0.28)
Adjusted operating cash flow(1)	$20,615	$21,758	$46,342	$60,571
Adjusted operating cash flow, per share(1)	$0.08	$0.09	$0.19	$0.24

(1)	See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.

Operational Highlights

	Quarter Ended Sept. 30, 2014			Quarter Ended Sept. 30, 2013
	Young- Davidson	El Chanate	Total	Young- Davidson	El Chanate	Total
Gold ounces produced	40,538	16,499	57,037	19,652	18,804	38,456
Gold ounces produced, pre-commercial production(3)	-	-	-	10,447	-	10,447
Total gold ounces produced	40,538	16,499	57,037	30,099	18,804	48,903
Underground cash costs per ounce(1)(2)(4)	$656	-	$656	-	-	-
Open pit cash costs per ounce(1)(2)(4)	$923	$663	$765	$666	$588	$628
Total cash costs per ounce(2)(4)	$723	$663	$706	$666	$588	$628

	Nine Months ended Sept. 30, 2014			Nine Months ended Sept. 30, 2013
	Young- Davidson	El Chanate	Total	Young- Davidson	El Chanate	Total
Gold ounces produced	115,808	51,641	167,449	59,639	55,444	115,083
Gold ounces produced, pre-commercial production(3)	-	-	-	27,993	-	27,993
Total gold ounces produced	115,808	51,641	167,449	87,632	55,444	143,076
Underground cash costs per ounce(1)(2)(4)	$747	-	$747	-	-	-
Open pit cash costs per ounce(1)(2)(4)	$1,086	$621	$830	$692	$586	$640
Cash costs per ounce(2)(4)	$862	$621	$791	$692	$586	$640

(1)	Prior to commissioning the underground mine at Young-Davidson, cash costs were calculated on ounces produced from the open pit only.
All underground costs were capitalized, and any revenue related to underground ounces sold was credited against capital. Subsequent to the declaration of commercial production in the underground mine on October 31, 2013, cash costs are calculated on ounces from both the open pit and underground mines, and revenue related to the sale of underground ounces is recognized in the Company's
Statement of Operations as revenue.
(2)	Cash costs are prior to inventory net realizable value adjustments, where applicable. See the Non-GAAP Measures section on page 18 of the Management's Discussion and Analysis for the three and nine months ended September 30, 2014.
(3)	Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production on October 31, 2013.
(4)	For the three and nine months ended September 30, 2014, cash costs per gold ounce are calculated using gold ounces sold at the
El Chanate and Young-Davidson mines. For 2013, cash costs per gold ounce were calculated using gold ounces sold at the El Chanate mine and gold ounces produced at the Young-Davidson mine.

Recent Highlights

•	On September 18, 2014, the Company announced the appointment of Janice Stairs, LLB, MBA, to the Board of Directors of the Company. The Company also announced that Dr. Luis Chavez resigned his position as director of the Company, but remained the Company's Senior Vice President, Mexico.

Young-Davidson Highlights

•	At the end of the quarter, the Young-Davidson mine achieved 557 days of lost time incident free operations.
•	Production of 40,538 gold ounces for the quarter represented the ninth consecutive quarter of record gold production with the operation expected to deliver additional period-over-period production increases going forward as the underground mine ramps-up to targeted levels.
•	Underground cash costs for the quarter decreased to $656 per gold ounce, an 18% decline over the prior quarter, primarily driven by increased production, lower unit processing costs and lower underground unit mining costs. Total cash costs for the quarter, which includes the low-grade open pit stockpile, decreased by 17% to $723 per gold ounce.
•	During the quarter, underground mine productivity exceeded planned levels and averaged approximately 3,752 tonnes per day at grades in-line with reserve grade estimates. With underground productivity at approximately 94% of the year-end target, the operation is well positioned to achieve the year-end target of 4,000 tonnes per day and an ultimate productivity level of 8,000 tonnes per day at the end of 2016.
•	For the third full quarter of underground commercial production, unit mining costs declined to approximately $41 per tonne, in-line with the year-end target of $40 per tonne.
•	During the quarter, underground development advance continued at planned levels with approximately 3,269 metres completed, an average of 36 metres per day. The Company will continue to focus on advancing underground development to best position the mine for sustainable, period-over-period, productivity increases in the fourth quarter and beyond.
•	During the quarter, the mill facility averaged 7,670 tonnes per day, including 4-days of downtime for scheduled mill reline activities. Recoveries increased over prior periods to a record 90%, which is expected to be sustained going forward.
•	As planned, the short life open pit mine was fully depleted in early June and as a result, during the quarter higher grade underground mill feed was supplemented with low grade open pit stockpiled ore to ensure the mill processing facility was operating at peak capacity. The open pit stockpile will continue to supplement underground ore feed to the mill processing facility as the underground mine ramps up to targeted levels and the remaining stockpile will be processed at the end of the mine life.
•	Currently, approximately 2.8 million tonnes of open pit ore, at an average grade of approximately 0.75 grams per tonne, is stockpiled ahead of the mill facility for future processing. As the related mining costs associated with the stockpile were expended in prior periods, the processing of this ore will favourably augment the mine's free cash flow profile going forward.
•	Capital investment for the quarter included a $6.9 million pay down of prior period, construction related accounts payable balances. During the second half of the year, the Company continues to expect significant decreases in capital expenditures, which will result in full year capital investments of up to $135 million.

El Chanate Update

•	During the quarter, the open pit mining rate averaged 94,643 tonnes per day with mined grades being in-line with plan.
•	Mining operations in the third quarter reflected a transition from the sequencing of lower grade mining areas to higher grade mining areas during the latter part of the quarter.
•	Production increased over the prior quarter while cash costs for the quarter were $663 per ounce, which is in-line with guidance levels.

"Our operation teams continue to build on the successes achieved in prior quarters and they have delivered the ninth consecutive quarter of production growth as well as a significant 17% decrease in cash costs at our cornerstone Young-Davidson mine," stated Scott Perry, President and Chief Executive Officer. He continued, "The Company continues to take a longer term view to position our operations for sustainable growth and shareholder value creation that will drive long term success. As we begin the fourth quarter the Company is very well positioned to deliver another consecutive quarter of production growth and we remain confident that in the current gold price environment the Young-Davidson mine will be generating positive free cash flow by the end of the year."

Adjusted Net Earnings Reconciliation

	Quarter Ended	Quarter Ended
(in thousands, except per share metrics)	Sept. 30, 2014	Sept. 30, 2013
Net (loss) / earnings	($15,722)	$14,859
Adjustments:
Deferred income tax expense / (recovery) related to foreign exchange	14,253	(7,335)
Foreign exchange (gain) / losses	(11,230)	2,482
Loss on retained interest royalty	2,977	-
Net realizable value adjustments on inventory	7,097	(7,372)
Impairment charges	616	-
Gain on transfer of litigation claim	(3,177)	-
Unrealized and realized loss on investments	-	121
Gain on option component of convertible notes	-	(3,875)
Unrealized gain on derivatives	-	(301)
Unrealized loss on contingent consideration	-	63
Other (including tax effect of adjustments)	(399)	2,174
Adjusted net (loss) / earnings	($5,585)	$816
Adjusted net (loss) / earnings, per share	($0.02)	$0.00

	Nine Months Ended	Nine Months Ended
(in thousands, except per share metrics)	Sept. 30, 2014	Sept. 30, 2013
Net loss	($61,389)	($70,358)
Adjustments:
Deferred income tax expense related to foreign exchange	15,601	5,218
Foreign exchange gain	(9,595)	(7,195)
Loss on retained interest royalty	7,792	-
Net realizable value adjustments on inventory	7,097	4,873
Impairment charges	616	98,688
Gain on transfer of litigation claim	(3,177)	-
Loss on convertible notes tender offer	15,645	-
Corporate restructuring costs	2,716	-
Unrealized and realized (gain) / loss on investments	(6,589)	437
Gain on option component of convertible notes	(413)	(14,850)
Unrealized gain on derivatives	-	(2,183)
Unrealized loss on contingent consideration	-	6,912
Other (including tax effect of adjustments)	3,220	(3,006)
Adjusted net (loss) / earnings	($28,476)	$18,536
Adjusted net (loss) / earnings, per share	($0.11)	$0.07

Adjusted Operating Cash Flow Reconciliation

	Quarter Ended	Quarter Ended
(in thousands, except per share metrics)	Sept. 30, 2014	Sept. 30, 2013
Operating cash flow	$2,788	$24,338
Add back: Non-cash change in operating working capital	17,827	(2,580)
Adjusted operating cash flow	$20,615	$21,758
Adjusted operating cash flow, per share	$0.08	$0.09

	Nine Months Ended	Nine Months Ended
(in thousands, except per share metrics)	Sept. 30, 2014	Sept. 30, 2013
Operating cash flow	$31,928	$51,312
Add back: Non-cash change in operating working capital	14,414	9,259
Adjusted operating cash flow	$46,342	$60,571
Adjusted operating cash flow, per share	$0.19	$0.24

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

	Quarter Ended	Quarter Ended
(in thousands)	Sept. 30, 2014	Sept. 30, 2013
EBITDA	$34,778	$24,719
Add back:
Exploration	33	3
Non-cash items identified in supplemental cash flow note, excluding amortization and depletion, and deferred income tax expense / recovery	(6,193)	(3,885)
Adjusted EBITDA	$28,618	$20,837

	Nine Months Ended	Nine Months Ended
(in thousands)	Sept. 30, 2014	Sept. 30, 2013
EBITDA	$56,165	($20,883)
Add back:
Exploration	60	22
Non-cash items identified in supplemental cash flow note, excluding amortization and depletion, and deferred income tax expense / recovery	8,553	93,497
Adjusted EBITDA	$64,778	$72,636

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, adjusted operating cash flow, EBITDA and Adjusted EBITDA in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS" or "GAAP"). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and EBITDA are reconciled to the Company's financial statements beginning on page 18 of the Company's Management's Discussion and Analysis for the three and nine months ended September 30, 2014.

Adjusted net earnings is comprised of net earnings, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on contingent consideration and derivatives, unrealized and realized gains and loss on investments, corporate restructuring costs, losses on the retained interest royalty, impairment charges, net realizable value adjustments on inventory, and other non-recurring items do not reflect the underlying operating performance of the Company's core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables. Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

Adjusted EBITDA represents EBITDA, adjusted for exploration expense and other non-cash items included in earnings. While the adjustments to net earnings in this measure includes items that are recurring, adjusted EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Financial Statements and Management's Discussion and Analysis

The financial statements and related Management's Discussion and Analysis can be found on the Company's website at www.auricogold.com or under the Company's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml ("Edgar").

Q3 2014 Dividend Declared

Commencing in 2014, the quarterly dividend is linked to operating cash flow ("OCF"), whereby the Company pays out 20% of the OCF generated in the preceding quarter, divided by the Company's outstanding common shares at the time the dividend is approved. On November 6, 2014, the Board of Directors declared the Company's quarterly dividend payment of $0.00225 per share for the third quarter ended September 30, 2014, payable on December 1, 2014 to shareholders of record at the close of business on November 17, 2014. Further information on the Company's dividend reinvestment plan (DRIP) is available through the following link: www.auricogold.com/DRIP.

Third Quarter Webcast and Conference Call

A webcast and conference call will be held on Friday, November 7, 2014 starting at 8:30 a.m. Eastern Time.  Senior Management will be on the call to discuss the results.

Conference Call Access:

•	International & Toronto: 1-647-427-7450
•	Canada & U.S. Toll Free: 1-888-231-8191

Please ask to be placed into the AuRico Gold 2014 Third Quarter Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1421804/1579264.

Archive Call Access
If you are unable to attend the conference call, a replay will be available until midnight, November 14, 2014 by dialing the appropriate number below:

•	International & Toronto: 1-416-849-0833 Passcode: #15205991
•	Canada & U.S. Toll Free: 1-855-859-2056 Passcode: #15205991

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at

www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1421804/1579264.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes development opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" as defined under Canadian and U.S. securities laws. All statements in this press release, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "contemplate", "may", "could", "will", "intend", "estimate", "forecast", "target", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements in this press release include, without limitation, those under the headings , "Young-Davidson Highlights" and "El Chanate Highlights" which include, without limitation, statements with respect to our expectations on underground productivity levels, underground unit mining cost, underground development, mill facility processing rate, cash flow, free cash flow, cash costs, capital investment and timing to completion on the final leg of the Northgate production shaft,  information as to our strategy, plans and future financial and operating performance, such as our expansion plans, project timelines, production plans, projected cash flows or capital expenditure levels, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express our expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company's ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under "Risk Factors" in the Company's most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the assumptions set forth in our most recent Form 40-F/Annual Information Form. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

There can be no assurance that forward-looking statements or information will prove to be accurate, accordingly, investors should not place undue reliance on the forward-looking statements or information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured", "indicated" and "inferred" resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2014/11/06/20141106_C9475_DOC_EN_43191.pdf

%CIK: 0001078217

For further information:

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Rob Chausse
Executive Vice President & Chief Financial Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 16:20e 06-NOV-14